# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Civeo Corp, CIK 0001590584
CUSIP: 17878Y207
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: THREE ALLEN CENTER, 333 CLAY STREET, SUITE 4400, HOUSTON, Texas (TX), 77002
Date of event which requires filing of this statement: 11/25/2025
Amends the filing with accession number 0000921895-25-000625
Filed by CIK 0001580320
Persons authorized to receive notices and communications: ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- ENGINE CAPITAL, L.P. (CIK 0001580320): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,111,951; shared voting power 0; sole dispositive power 1,111,951; shared dispositive power 0; aggregate amount beneficially owned 1,111,951 (9.7% of the class)
- Engine Jet Capital, L.P. (CIK 0001580325): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 112,228; shared voting power 0; sole dispositive power 112,228; shared dispositive power 0; aggregate amount beneficially owned 112,228 (1% of the class)
- Engine Lift Capital, LP (CIK 0001961580): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 113,935; shared voting power 0; sole dispositive power 113,935; shared dispositive power 0; aggregate amount beneficially owned 113,935 (1% of the class)
- Engine Capital Management, LP (CIK 0001665590): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,338,114; shared voting power 0; sole dispositive power 1,338,114; shared dispositive power 0; aggregate amount beneficially owned 1,338,114 (11.6% of the class)
- Engine Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,338,114; shared voting power 0; sole dispositive power 1,338,114; shared dispositive power 0; aggregate amount beneficially owned 1,338,114 (11.6% of the class)
- Engine Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,224,179; shared voting power 0; sole dispositive power 1,224,179; shared dispositive power 0; aggregate amount beneficially owned 1,224,179 (10.6% of the class)
- Engine Investments II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 113,935; shared voting power 0; sole dispositive power 113,935; shared dispositive power 0; aggregate amount beneficially owned 113,935 (1% of the class)
- Ajdler Arnaud (CIK 0001293424): type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 1,338,114; shared voting power 0; sole dispositive power 1,338,114; shared dispositive power 0; aggregate amount beneficially owned 1,338,114 (11.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Civeo Corp
Address of issuer's principal executive offices: THREE ALLEN CENTER, 333 CLAY STREET, SUITE 4400, HOUSTON, Texas (TX), 77002
Comment: The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned ("Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On November 25, 2025, Engine Capital and certain of its affiliates (collectively, "Engine") entered into a Cooperation Agreement (the "Cooperation Agreement") with the Issuer. Pursuant to the Cooperation Agreement, the Issuer agreed to appoint Daniel B. Silvers as a Class III director, with an initial term expiring at the Issuer's 2026 annual general meeting of shareholders (the "2026 Annual Meeting"), and Jeffrey B. Scofield as a Class I director, with an initial term expiring at the Issuer's 2027 annual general meeting of shareholders (the "2027 Annual Meeting"), to the Issuer's Board of Directors (the "Board").

Pursuant to the Cooperation Agreement, the Issuer agreed to appoint Mr. Silvers to the Compensation Committee and the Environmental, Social, Governance and Nominating Committee of the Board and Mr. Scofield to the Audit Committee and the Finance and Investment Committee of the Board.

The terms of the Cooperation Agreement also include customary standstill restrictions, voting commitments, expense reimbursement and other provisions, such as a mutual non-disparagement provision, which will remain in effect until the date that is the earlier of (i) 30 days prior to the deadline for the submission of shareholder director nominations for the 2027 Annual Meeting and (ii) 120 days prior to the first anniversary of the 2026 Annual Meeting, subject to extension in the event the Issuer irrevocably offers to re-nominate Mr. Silvers at the 2027 Annual Meeting and Engine Capital accepts such offer (the "Termination Date"). The Issuer agreed that the Board's size shall be no greater than nine members without Engine Capital's written consent from the conclusion of the 2026 Annual Meeting until the Termination Date.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On November 25, 2025, Engine and the Issuer entered into the Cooperation Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Cooperation Agreement, dated November 25, 2025 (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on November 28, 2025).

## Signatures
- ENGINE CAPITAL, L.P.: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member of Engine Investments, LLC, its General Partner (12/01/2025)
- Engine Jet Capital, L.P.: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member of Engine Investments, LLC, its General Partner (12/01/2025)
- Engine Lift Capital, LP: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member of Engine Investments II, LLC, its General Partner (12/01/2025)
- Engine Capital Management, LP: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member of Engine Capital Management GP, LLC, its General Partner (12/01/2025)
- Engine Capital Management GP, LLC: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member (12/01/2025)
- Engine Investments, LLC: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member (12/01/2025)
- Engine Investments II, LLC: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member (12/01/2025)
- Ajdler Arnaud: /s/ Arnaud Ajdler, Arnaud Ajdler (12/01/2025)